UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-33911

RENESOLA LTD

No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

Incorporation by Reference

We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-160221, as amended, originally filed with the Securities and Exchange Commission on June 25, 2009.

SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By:	/s/ Xianshou Li
Name: Xianshou Li Title: Chief Executive Officer

Date: August 13, 2009

Exhibit Index

Exhibit No.	Description
99.1	Press release regarding second quarter 2009 results